INLET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67301

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/01/2018__ AND ENDING __09/30/2019__

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INLET SECURITIES, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

233 North Causeway, Suite D

            (No. and Street)

New Smyrna Beach   **FL**   **32169**

   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Gilday,   386-426-2440

                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith, PA

        (Name – *if individual, state last, first, middle name*)

5401 S. Kirkman Road, Ste 620   **Orlando**   **Florida**   **32819**

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Jessica Gilday _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
INLET SECURITIES, LLC _____ , as

of ___September 30_____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None



Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Members of
Inlet Securities, LLC
New Smyrna Beach, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Inlet Securities, LLC (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

HACKER, JOHNSON & SMITH PA
We have served as Inlet Securities, LLC's auditor since 2019.
Orlando, Florida
November 22, 2019

INLET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

ASSETS

Cash	$ 40,103
Receivable from broker/dealers	50,506
Office furniture and equipment (net of $28,358 accumulated depreciation)	1,224
Other assets	319
TOTAL ASSETS	**$ 92,152**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 18,653
MEMBERS' CAPITAL	$ 73,499
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 92,152

The accompanying notes are an integral part of this financial statement.
.

INLET SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2019

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Inlet Securities, LLC (the "Company") was organized in the state of Florida in August, 2005. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Office Furniture and Equipment - Depreciation is provided using the straight-line method over a five year period.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – Management has evaluated events occurring subsequent to the balance sheet dated November 22, 2019 (the financial statement issuance date), determining no events require additional disclosure in the financial statements.

NOTE 2 - INCOME TAXES

As a limited liability company, the Company has elected to file as an S-Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

Management believes the Company has no material unrecognized income tax benefits. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2015.

NOTE 3 - CLEARING AGREEMENT AND OFF-BALANCE-SHEET RISK

The Company's customers may sell securities that they do not currently own (short sales) and will therefore be obligated to purchase such securities at a future date. However, since the Company enters into these transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk associated with them, with the exception of risk to the Company should its customers fail to honor their obligations related to the foregoing transactions, as mentioned below.

In order to facilitate the above transactions, as well as other securities transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer.

As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.

INLET SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2019

NOTE 3 - CLEARING AGREEMENT AND OFF-BALANCE-SHEET RISK - continued

The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

According to the terms of the aforementioned agreement, the Company is required to maintain a $20,000 deposit with Clearing Broker/dealer. This amount is included in receivable from broker/dealers on the statement of financial condition. Monthly minimum and termination charges are included therein. The Company is also prohibited from entering into an agreement with another broker/dealer to perform similar services without prior written approval from the Clearing Broker/dealer.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2019, the Company's net capital and required net capital were $71,802 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 26%.

NOTE 5 - OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interests. Additional information is included therein.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company occupies office space leased by one of its members. The Company reimbursed the member approximately $12,000 in rental expense.